UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — EXHIBIT 12.1
(Thousands of dollars)

	Three
	Months
	Ended
	December 31,	Year Ended September 30,
	2008	2008	2007	2006	2005	2004
Earnings:
Earnings before income taxes	$62,011	$123,977	$122,766	$80,544	$84,953	$83,098
Interest expense	11,380	39,065	42,327	24,102	18,079	17,698
Amortization of debt discount and expense	154	467	462	243	247	233
Estimated interest component of rental expense	467	1,619	1,506	1,675	1,568	1,477

	$74,012	$165,128	$167,061	$106,564	$104,847	$102,506

Fixed Charges:
Interest expense	$11,380	$39,065	$42,327	$24,102	$18,079	$17,698
Amortization of debt discount and expense	154	467	462	243	247	233
Allowance for funds used during construction (capitalized interest)	49	139	179	85	22	7
Estimated interest component of rental expense	467	1,619	1,506	1,675	1,568	1,477

	$12,050	$41,290	$44,474	$26,105	$19,916	$19,415

Ratio of earnings to fixed charges	6.14	4.00	3.76	4.08	5.26	5.28